

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 12, 2017

Alex Rodriguez
Chief Executive Officer
The Chron Organization, Inc.
5851 Legacy Circle, Suite 600
Plano TX, 75024

> **Re: The Chron Organization, Inc. (formerly South American Properties, Inc.)**
> **Amendment No. 1 to Form 10-12G**
> **Filed May 26, 2017**
> **File No. 000-55771**

Dear Mr. Rodriguez:

We have reviewed your amended filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 10. Recent Sales of Unregistered Securities, page 20

1. We note your disclosure that the shares of Class A Common Stock, Class B Common Stock, convertible notes, warrants and preferred stock issued by the company and discussed in this section were issued in reliance upon the exemption from registration afforded by the provisions of Securities Act Section 4(a)(2). Please state briefly the facts relied upon to make the Section 4(a)(2) exemption available. With respect to the unspecified number of third parties (i) who paid $165,000 for your Class A Common Stock and (ii) who paid $125,000 for your Series A Preferred Stock, as described toward the end of the list of unregistered issuances, please name the purchasers or identify the class of persons to whom the securities were sold. Refer to Item 701(b) and (d) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
     Legal & Compliance, LLC